UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Navitas Semiconductor Corp.(f/k/a Live Oak Acquisition Corp. II)
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
53804W106
(CUSIP Number)

October 19, 2021**
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)

☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Reporting Persons previously filed an Amendment No. 2 to Schedule 13G in respect of the Issuer’s Class A common stock, par value $0.0001 per share on October 22, 2021 (the “Amendment No. 2”).  The Amendment No. 2 incorrectly identified Corbin Capital Partners Group, LLC as the general partner of Corbin ERISA Opportunity Fund, Ltd. and Corbin Opportunity Fund, L.P., when the general partner of those entities should instead have been identified as Corbin Capital Partners GP, LLC.  This Amendment No. 3 to the original Schedule 13G (the “Original Schedule 13G”) is being filed solely to correct such error and does not modify or update in any way disclosures made in the Amendment No. 2 to the Original Schedule 13G.

CUSIP No. 53804W106	13G

1	NAMES OF REPORTING PERSONS
Atalaya Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,292,892

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,292,892

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,292,892

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 53804W106	13G

1	NAMES OF REPORTING PERSONS
ACM ASOF VII (Cayman) Holdco LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 53804W106	13G

1	NAMES OF REPORTING PERSONS
Atalaya Special Purpose Investment Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
484,539

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
484,539

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,539

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 53804W106	13G

1	NAMES OF REPORTING PERSONS
Corbin Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
602,739

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
602,739

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
602,739

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 53804W106	13G

1	NAMES OF REPORTING PERSONS
Corbin ERISA Opportunity Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,205,614

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,205,614

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,205,614

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 53804W106	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,808,353

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,808,353

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,808,353

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 53804W106	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,808,353

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,808,353

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,808,353

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

Explanatory Note

The Reporting Persons previously filed an Amendment No. 2 to Schedule 13G in respect of the Issuer’s Class A common stock, par value $0.0001 per share on October 22, 2021 (the “Amendment No. 2”).  The Amendment No. 2 incorrectly identified Corbin Capital Partners Group, LLC as the general partner of Corbin ERISA Opportunity Fund, Ltd and Corbin Opportunity Fund, L.P., when the general partner of those entities should instead have been identified as Corbin Capital Partners GP, LLC.  This Amendment No. 3 to the original Schedule 13G (the “Original Schedule 13G”) is being filed solely to correct such error and does not modify or update in any way disclosures made in the Amendment No. 2 to the Original Schedule 13G.

Item 1.(a) Name of Issuer

Navitas Semiconductor Corporation
(f/k/a Live Oak Acquisition Corp. II, the Issuer)

Item 1.(b) Address of Issuer’s Principal Executive Offices

22 Fitzwilliam Square, Dublin, Ireland, D02 FH68

Item 2.(a) Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Atalaya Capital Management LP (“ACM”);
(ii)	ACM ASOF VII (Cayman) Holdco LP (“ASOF”);
(iii)	Atalaya Special Purpose Investment Fund LP (“ASPIF”);
(iv)	Corbin Opportunity Fund, L.P. (“COF”);
(v)	Corbin ERISA Opportunity Fund, Ltd. (“CEOF”);
(vi)	Corbin Capital Partners GP, LLC (“Corbin GP”); and
(vii)	Corbin Capital Partners, L.P. (“CCP”).

Item 2.(b) Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of ACM, ASOF, and ASPIF is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, Corbin GP, CCP, and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2.(c) Citizenship

Each of ACM, ASPIF, CEOF, CCP, and COF is a Delaware limited partnership.  Corbin GP is a Delaware limited liability company. ASOF is organized under the laws of the Cayman Islands.
Item 2.(d) Title of Class of Securities

Class A common stock, par value $0.0001 per share (the “Shares”).

Item 2.(e) CUSIP Number

53804W106

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 5,292,892 Shares, which amount includes the (i) 3,000,000 Shares beneficially owned by ASOF, (ii) 484,539 Shares beneficially owned by ASPIF, including 73,333 Shares underlying warrants, (iii) 1,205,614 Shares beneficially owned by CEOF, including 317,777 Shares underlying warrants, and (iv) 602,739 Shares beneficially owned by COF, including 158,889 Shares underlying warrants. Each of Corbin GP and CCP may be deemed the beneficial owner of 1,808,353 Shares, which amount includes the (i) 1,205,614 Shares and Shares underlying warrants beneficially owned by CEOF and (ii) 602,739 Shares and Shares underlying warrants beneficially owned by COF.

Item 4(b). Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 4.2% of Shares outstanding, which amount includes (i) 2.4% of Shares outstanding beneficially owned by ASOF, (ii) 0.4% of Shares outstanding beneficially owned by ASPIF, (iii) 1.0% of Shares outstanding beneficially owned by CEOF and (iv) 0.5% of Shares outstanding beneficially owned by COF. Each of Corbin GP and CCP may be deemed the beneficial owner of 1.4% of Shares outstanding. These percentages are based on 126,874,999 Shares outstanding, which includes (i) the 126,325,000 Shares outstanding as reported under the maximum redemption scenario in the Issuers Amendment No. 4 to its Registration Statement on Form S-4 filed on September 16, 2021 and (ii) the Shares underlying the warrants held of record by the Reporting Persons.

Item 4(c). Number of shares as to which such person has:

ACM:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 5,292,892
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 5,292,892

ASOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 3,000,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 3,000,000

ASPIF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 484,539
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 484,539

CEOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,205,614
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,205,614

COF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 602,739
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 602,739

Corbin GP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,808,353
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,808,353

CCP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,808,353
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,808,353

The Shares are directly held by ASOF, ASPIF, CEOF, and COF (the Direct Holders). As ASPIF and ASOFs investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF and ASOF. As CEOF and COFs investment manager, CCP has the power to vote and direct the disposition of all Shares held by CEOF and COF. This report shall not be deemed an admission that ACM, Corbin GP, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group

ACM, ASOF, ASPIF, CEOF, COF, Corbin GP, and CCP may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 5,292,892 Shares. COF, CEOF, Corbin GP, and CCP disclaim beneficial ownership over the Shares held directly by ASOF and ASPIF. ASOF, ASPIF, and ACM disclaim beneficial ownership over the Shares held directly by CEOF and COF.

Item 9.  Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2021

Atalaya Capital Management LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM ASOF VII (Cayman) Holdco LP
By: Its:	Atalaya Capital Management LP Investment Manager
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Atalaya Special Purpose Investment Fund LP
By: Its:	Atalaya Capital Management LP Investment Manager
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Corbin ERISA Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Opportunity Fund, L.P
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

JOINT FILING AGREEMENT

The undersigned hereby agree that this Amendment No. 3 to the statement on Schedule 13G with respect to shares of Class A common stock of Navitas Semiconductor Corporation is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  December 14, 2021

Atalaya Capital Management LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM ASOF VII (Cayman) Holdco LP
By: Its:	Atalaya Capital Management LP Investment Manager
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Atalaya Special Purpose Investment Fund LP
By: Its:	Atalaya Capital Management LP Investment Manager
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Corbin ERISA Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Opportunity Fund, L.P
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel